UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BURGER KING WORLDWIDE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

121220107

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 121220107	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 38,361,360
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 38,361,360
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,361,360
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0% [1]
12	TYPE OF REPORTING PERSON* IA

[1]

This calculation is based on 350,113,909 shares of Common Stock, par value $0.01 per share (“Common Stock”), of Burger King Worldwide, Inc., a Delaware corporation (the “Issuer”) outstanding as of September 30, 2012, as reported in the Issuer’s Form 10-Q, filed on October 29, 2012 for the quarterly period ended September 30, 2012 (the “10/29/12 10-Q”).

SCHEDULE 13G

CUSIP No. 121220107	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 38,361,360
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 38,361,360
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,361,360
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0% [2]
12	TYPE OF REPORTING PERSON* OO

[2]	This calculation is based on 350,113,909 shares of Common Stock outstanding as of September 30, 2012, as reported in the 10/29/12 10-Q.

SCHEDULE 13G

CUSIP No. 121220107	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 13,533,877
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 13,533,877
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,533,877
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% [3]
12	TYPE OF REPORTING PERSON* IA

[3]	This calculation is based on 350,113,909 shares of Common Stock outstanding as of September 30, 2012, as reported in the 10/29/12 10-Q.

SCHEDULE 13G

CUSIP No. 121220107	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,561,548
	6	SHARED VOTING POWER 38,361,360
	7	SOLE DISPOSITIVE POWER 3,561,548
	8	SHARED DISPOSITIVE POWER 38,361,360
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,922,908
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% [4]
12	TYPE OF REPORTING PERSON* IN

[4]	This calculation is based on 350,113,909 shares of Common Stock outstanding as of September 30, 2012, as reported in the 10/29/12 10-Q.

SCHEDULE 13G

CUSIP No. 121220107	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer

The name of the issuer is Burger King Worldwide, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices

5505 Blue Lagoon Drive, Miami, Florida 33126.

Item 2.	(a)	Name of Person Filing:

This statement is filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership”(Pershing Square”), which advises the accounts of Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square II, L.P., a Delaware limited partnership (“PS II”), Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH”), and Pershing Square International, Ltd., a Cayman Islands exempted company (“Pershing Square International”);

(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of Pershing Square;

(iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), which serves as the general partner of each of PS and PS II; and

(iv) William A. Ackman, a citizen of the United States of America, who is the Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP.

The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

	(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

	(c)	Citizenship:

Pershing Square is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. Pershing Square GP is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

	(e)	CUSIP Number:

121220107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);[5]

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);[6]

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

[5]	With respect to Pershing Square and Pershing Square GP.
[6]	With respect to PS Management and Mr. Ackman.

SCHEDULE 13G

CUSIP No. 121220107	Page 7 of 10 Pages

Item 4.	Ownership.

A.	Pershing Square Capital Management, L.P.

(a) Amount beneficially owned:

As of December 31, 2012, Pershing Square may be deemed to have beneficially owned: 38,361,360 shares of Common Stock.

(b) Percent of Class:

11.0%. The percentages used herein and in the balance of Item 4 are rounded to the nearest tenth and based on 350,113,909 shares of Common Stock outstanding as of September 30, 2012, as reported in the Issuer’s 10/29/12 10-Q.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

38,361,360

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

38,361,360

B.	PS Management GP, LLC

(a) Amount beneficially owned:

As of December 31, 2012, PS Management may be deemed to have beneficially owned: 38,361,360 shares of Common Stock.

(b) Percent of class:

11.0%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

38,361,360

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

38,361,360

C.	Pershing Square GP, LLC

(a) Amount beneficially owned:

As of December 31, 2012, Pershing Square GP may be deemed to have beneficially owned: 13,533,877 shares of Common Stock.

(b) Percent of class:

3.9%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

None

(ii) Shared power to vote or to direct the vote:

13,533,877

(iii) Sole power to dispose or to direct the disposition of:

None

(iv) Shared power to dispose or to direct the disposition of:

13,533,877

D.	William A. Ackman

(a) Amount beneficially owned:

As of December 31, 2012, Mr. Ackman may be deemed to have beneficially owned: 41,922,908 shares of Common Stock.

(b) Percent of class:

12.0%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

3,561,548

(ii) Shared power to vote or to direct the vote:

38,361,360

(iii) Sole power to dispose or to direct the disposition of:

3,561,548

(iv) Shared power to dispose or to direct the disposition of:

38,361,360

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Exhibit B.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common stock par value $0.01 per share of Burger King Worldwide, Inc., a Delaware corporation, and that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 14, 2013

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT B

ITEM 7

Pershing Square is the relevant entity for which PS Management may be considered a parent holding company.

Each of PS Management and Pershing Square GP is the relevant entity for which Mr. Ackman may be considered a control person.

Each of Pershing Square and Pershing Square GP is an investment adviser registered under the Investment Advisers Act of 1940, as amended.